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Craft BeerCocktailsLunchDinner
Fenwick Farms Brewing Company

Brewery

219 W Washington St.
Rensselaer, IN 47978
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Open until 9:00 PM
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INVESTMENT OPPORTUNITY
Fenwick Farms Brewing Company is seeking investment to purchase new brewing equipment and renovate the new brewery building and outdoor patio.
Renovating LocationGenerating Revenue
Early Investor Bonus: The investment multiple is increased to 1.5× for the next $35,000 invested.
Profile
Pitch
Data
Discussion
Business Overview

Fenwick Farms Brewing Company is extremely proud to be Rensselaer's first brewery and we know we share a lot of the same values as the little town that we call home.

We believe in hard work and taking pride in everything we put our name on. We believe in a genuine smile, a firm handshake, and an honest day's work. We work hard to keep all these values at our core – every day, every beer.

Our goal is to become farm-to-glass as much as possible. We know we will face consistent obstacles along the way including some we cannot control, such as things like climate and soil composition. However, as we grow, we'll strive to be able to show you where everything in your glass came from. Read less

The Team
Ron
Fenwick

Born and raised in Rensselaer, he's spent a lifetime making a name for him and his family. He puts his best effort into everything and it can easily be seen in his marriage, in his daughters, on his farm, or even in the halls of the local high school. He still holds the single game scoring record for varsity basketball at Rensselaer Central High School! We have no doubt you'll meet Ron when you come in to see us and also have no doubt you'll love him just as much as we do. There's no way we could put a title on what Ron does at the brewery because he's involved across the board.

Kenny
VanHouten

After about a decade in the United States Army, his path crossed with Ron's youngest daughter, Kayla, who is now his beautiful wife and mother to their daughter, Brinley. Two overseas tours as a Light Infantryman helped reinforce the core values he had instilled as a child and it shows he brings those same traits to Fenwick Farms Brewing Co. A jack-of-all-trades, Kenny's had his hand in everything as well, from having the first idea of opening the brewery to making the tables in our taproom! He also serves as our brewmaster.

Sam
Yacko

After graduating from Purdue Calumet, Sam found his way into insurance and financial services, which is how he met Kenny. We're still waiting to see how this pans out, but you put those two together and they come up with some grand ideas! Seriously though, Sam's best trait is his unparalleled work ethic. All we have to do is ask and it gets done, if he hasn't done it already! Just like Ron and Kenny, Sam has been an integral part of our transformation from a gutted building to a beautiful brewery. He serves as Kenny's right hand man on brew day and leads many of the other brewery operations.

This is a preview. It will become public when you start accepting investment.

Fenwick Farms Brewing Company is extremely proud to be Rensselaer's first brewery and we know we share a lot of the same values as the little town that we call home.

We believe in hard work and taking pride in everything we put our name on. We believe in a genuine smile, a firm handshake, and an honest day's work. We work hard to keep all these values at our core – every day, every beer.

Our goal is to become farm-to-glass as much as possible. We know we will face consistent obstacles along the way including some we cannot control, such as things like climate and soil composition. However, as we grow, we'll strive to be able to show you where everything in your glass came from.

This is a preview. It will become public when you start accepting investment.
Data Room
Investment Round Status

$50,000

TARGET

$120,000

MAXIMUM

This investment round closes on October 28, 2020.

Intended Use of Funds
Target Raise
Maximum Raise
Brewing Equipment $40,000
Renovations $7,000
Mainvest Compensation $3,000
Total $50,000
Summary of Terms
Legal Business Name Fenwick Farms Brewing Company
Investment Structure Revenue Sharing Note
Early Investor Bonus
Investment multiple for the first $35,000 invested
1.5×
Investment Multiple 1.35×
Business's Revenue Share 1.3%-3.1%
Minimum Investment Amount $100
Repayment Schedule Quarterly
Securitization None
Maturity Date January 1, 2027
Documents
2018 Balance Sheet
2018 Income Statement
2019 Balance Sheet

2019 Income Statement
Financial Forecasts

| | Year 1 | Year 2 | Year 3 | Year 4 | Year 5 |
|---|---|---|---|---|---|
| Gross Sales | $950,000 | $1,045,000 | $1,118,150 | $1,174,057 | $1,209,278 |
| Cost of Goods Sold | $320,000 | $352,000 | $376,640 | $395,471 | $407,334 |
| Gross Profit | $630,000 | $693,000 | $741,510 | $778,586 | $801,944 |

EXPENSES

| | | | | | |
|---|---|---|---|---|---|
| Rent | $18,000 | $24,000 | $27,000 | $32,000 | $36,000 |
| Utilities | $32,000 | $32,800 | $33,620 | $34,460 | $35,321 |
| Salaries | $240,000 | $264,000 | $282,480 | $296,603 | $305,500 |
| Insurance | $11,500 | $11,787 | $12,081 | $12,383 | $12,692 |
| Equipment Lease | $41,000 | $42,025 | $43,075 | $44,151 | $45,254 |
| Repairs & Maintenance | $18,000 | $18,450 | $18,911 | $19,383 | $19,867 |
| Legal & Professional Fees | $5,400 | $5,535 | $5,673 | $5,814 | $5,959 |
| Advertising & Marketing | $27,600 | $28,290 | $28,997 | $29,721 | $30,464 |
| Executive Salaries | $62,400 | $63,960 | $65,559 | $67,197 | $68,876 |
| Software Subscription | $3,000 | $3,075 | $3,151 | $3,229 | $3,309 |
| Depreciation | $12,000 | $12,300 | $12,607 | $12,922 | $13,245 |
| General Administrative Supplies | $8,000 | $8,200 | $8,405 | $8,615 | $8,830 |
| Payroll Taxes | $28,000 | $28,700 | $29,417 | $30,152 | $30,905 |
| IN Sales Tax | $66,500 | $73,150 | $78,270 | $82,183 | $84,649 |
| Operating Profit | $56,600 | $76,728 | $92,264 | $99,773 | $101,073 |

This information is provided by Fenwick Farms Brewing Company. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.

Financial Condition

Other outstanding debt or equity

As of August 21, 2020, Fenwick Farms Brewing Company has debt of $100,152 outstanding and a cash balance of $162,618. This debt is sourced primarily from Alliance Bank and will be senior to any investment raised on Mainvest. In addition to the Fenwick Farms Brewing Company's outstanding debt and the debt raised on Mainvest, Fenwick Farms Brewing Company may require additional funds from alternate sources at a later date.

Financial liquidity

Fenwick Farms Brewing Company has a strong liquidity position due to its high cash reserves as compared to debt and other liabilities. Fenwick Farms Brewing Company expects its liquidity position to decline upon raising capital on Mainvest and deploying the capital to grow the business.

Risk Factors

You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Fenwick Farms Brewing Company to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Fenwick Farms Brewing Company competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Fenwick Farms Brewing Company's core business or the inability to compete successfully against the with other competitors could negatively affect Fenwick Farms Brewing Company's financial performance.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Fenwick Farms Brewing Company and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Fenwick Farms Brewing Company is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Changes in Economic Conditions Could Hurt Fenwick Farms Brewing Company

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Fenwick Farms Brewing Company's financial performance or ability to continue to operate. In the event Fenwick Farms Brewing Company ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 controls, the Company can not guarantee that it will resume operations in the future.

Subordination

The Notes shall be subordinated to all indebtedness of Fenwick Farms Brewing Company to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Fenwick Farms Brewing Company might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Fenwick Farms Brewing Company is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Fenwick Farms Brewing Company nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Future Investors Might Have Superior Rights

If Fenwick Farms Brewing Company needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Fenwick Farms Brewing Company or management), which is responsible for monitoring Fenwick Farms Brewing Company's compliance with the law. Fenwick Farms Brewing Company will not be required to implement these and other investor protections.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

You Do Have a Downside

Conversely, if Fenwick Farms Brewing Company fails to generate enough revenue, you could lose some or all of your money.

Limited Services

Fenwick Farms Brewing Company operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Reliance on Management

As a securities holder, you will not be able to participate in Fenwick Farms Brewing Company's management or vote on and/or influence any managerial decisions regarding Fenwick Farms Brewing Company. Furthermore, if the founders or other key personnel of Fenwick Farms Brewing Company were to leave Fenwick Farms Brewing Company or become unable to work, Fenwick Farms Brewing Company (and your investment) could suffer substantially.

Uninsured Losses

Although Fenwick Farms Brewing Company will carry some insurance, Fenwick Farms Brewing Company may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Fenwick Farms Brewing Company could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Fenwick Farms Brewing Company's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Fenwick Farms Brewing Company is significantly more successful than your initial expectations.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Fenwick Farms Brewing Company, and the revenue of Fenwick Farms Brewing Company can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

This information is provided by Fenwick Farms Brewing Company. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.
This is a preview. It will become public when you start accepting investment.
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